Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

November 1, 2024

VIA EDGAR TRANSMISSION

Alison White

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust III (the “Trust”)
Form N-14
File No. 333-282577

Dear Ms. White:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on October 31, 2024, with respect to the Form N-14 Proxy Statement and Prospectus (the “N-14”) regarding the proposed reorganization of the The BeeHive Fund (“Target Fund”), a series of Forum Funds (“Forum”), into the The BeeHive ETF (“Acquiring Fund”), a newly created series of the Trust.

For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the filing.

1.	Regarding the sentence on page 7 that reads “In addition, the Acquiring Fund includes disclosure relating to the following risks, which the Target Fund is also generally subject to. . .”, please confirm supplementally the purpose of including the term “generally.”

Response: The Trust responds by removing the word “generally” from the disclosure.

2.	Please add a Q and A on why the reorganization was proposed in the first place.

Response: The Trust responds by directing the Staff to the shareholder letter which will be mailed together with the proxy statement/prospectus, specifically the section of the shareholder letter that describes in detail the benefits associated with the proposed reorganization. Based on the foregoing, the Trust respectfully declines to make revisions associated with this comment.

3.	With respect to the Board Considerations section:

a.	Please disclose why C&S proposed the reorg in the first place.
b.	In the “Portfolio Managers” bullet, consider revising to state that two of the three Target Fund portfolio managers will manage the Acquiring Fund.
c.	In the “Quality of Tidal Trust Service Providers” bullet, where it refers to Tidal’s back-office processes being continually enhanced, revise to clarify what those processes.

Response: The Trust responds by making the requested revisions and referring the Staff to the updated N-14 provided under separate cover.

4.	In the comparison of risks table beginning on page 23

a.	The Staff notes that the Acquiring Fund lists “convertible securities risk,” “preferred stocks risk” and “warrants risk” even those these are not named in the Acquiring Fund’s principal investment strategies. Please reconcile.
b.	The Staff notes that the Acquiring Fund’s “high-yield securities risk” makes reference to municipal bonds specifically, even though municipal bonds are not listed in the principal investment strategies. Please reconcile. Please also make conforming changes throughout the rest of the registration statement where applicable.

Response: The Trust responds by removing the Acquiring Fund’s “convertible securities risk,” “preferred stocks risk” and “warrants risk” and by removing references to “municipal” bonds throughout the registration statement.

5.	In the section titled “Voting Rights,” please consider clarifying that Acquiring Fund will not issue fractional shares.

Response: The Trust responds by making the requested revision.

6.	In Exhibit D, please disclose any material differences in fundamental policies or add disclosure indicating there are none.

Response: The Trust responds by adding disclosure indicating there are no materials differences between the fundamental policies of the Target Fund and Acquiring Fund.

7.	In Exhibit E, “high-yield securities risk” refers to a “High-Yield Index.” Please revise to clarify this reference.

Response: The Trust responds by deleting the reference.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer

SVP Legal

Tidal Investments LLC

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